08025226

TED STATES
EXCHANGE COMMISSION
ıton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 05/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Virchow Krause Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison	Wisconsin	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Tredinnick — 608-240-2318
(Area Code - Telephone No.)

PROCESSED
AUG 08 2008
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC
Mail Processing
Section
JUL 30 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kim Tredinnick , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Virchow Krause Capital, LLC, as of May 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

29th day of July 2008

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Kim L. Tredinnick

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members and Board of Directors
Virchow Krause Capital, LLC and Subsidiaries
Madison, WI

We have audited the accompanying consolidated statements of financial condition of Virchow Krause Capital, LLC and Subsidiaries (the "Company") as of May 31, 2008 and 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above presents fairly, in all material respects, the financial position of Virchow Krause Capital, LLC and Subsidiaries as of May 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
July 25, 2008

Virchow Krause Capital, LLC and Subsidiaries

Consolidated Statements of Financial Condition
May 31, 2008 and 2007

Assets		2008		2007
Cash and cash equivalents	$	1,999,937	$	1,386,084
Accounts receivable - current		134,358		481,551
Accounts receivable from related party		-		691,347
Prepaid expenses		837		808
Investments in qualified community development entities		-		300
Accounts receivable - noncurrent		83,814		73,667
Total assets	$	2,218,946	$	2,633,757
Liabilities and Member's Equity				
Liabilities				
Accounts payable and accrued expenses	$	31,331	$	33,706
Accounts payable to related party		94		225,210
Retainers received from clients		-		37,024
Deferred revenue		34,000		34,000
Total liabilities		65,425		329,940
Member's Equity		2,153,521		2,303,817
Total liabilities and member's equity	$	2,218,946	$	2,633,757

See notes to consolidated statements of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

The financial statements include the financial statements of Virchow Krause Capital, LLC (the "Parent") and its 99.99% owned subsidiary, The Valued Advisor Fund, LLC ("VAF") and its 100% owned subsidiary, VK Syndications, LLC (collectively, the "Company"). Ownership of VAF was spun out of Virchow Krause Capital, LLC to another wholly owned subsidiary of Virchow, Krause & Company, LLP ("VK") as of October 31, 2006. Net assets transferred were $1,617. VK Syndications, LLC was spun out of Virchow Krause Capital, LLC to Virchow, Krause & Company, LLP as of January, 2007. Net liabilities assumed by Virchow, Krause & Company, LLP were $8,480. All intercompany accounts and transactions have been eliminated during the course of the preparation of the consolidated financial statements.

The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as an "introducing broker," electing not to carry customer monies or securities. The Parent's primary sources of revenue are commissions from private investment banking activities, including private placement equity offerings, mergers and acquisitions, financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription basis.

The Parent is a Wisconsin limited liability company that is a wholly-owned subsidiary of VK. The Parent was formed on August 21, 2001, and operates with a May 31 fiscal year-end.

VAF is a qualified Community Development Entity that holds New Market Tax Credits ("NMTCs") allocation authority to assist it in raising capital for investment in Qualified Active Low-Income Community Business pursuant to Section 45D of the Internal Revenue Code.

Revenue recognition: The Company recognizes revenue from private placements that are on a commission basis at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and cash equivalents: Cash and cash equivalents are highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. Uninsured balances were approximately $1,800,000 and $1,200,000 at May 31, 2008 and 2007, respectively. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts receivable: As of May 31, 2008 and 2007, all receivables are considered to be collectible and no allowance for doubtful accounts is deemed necessary. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. Generally, interest is not accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $117,812 and $104,633 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2008 and 2007, respectively. As of May 31, 2008 and 2007, accounts receivable includes $0 and $164,420, respectively, of amounts earned for time and materials work that was unbilled.

Income taxes: The Company has elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to VK (the sole member) and is included on its partnership tax return.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued accounting pronouncements: In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* ("SFAS 157"). SFAS 157 defines fair value, establishes a frame work for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and impact on financial statements issued in subsequent periods.

In June 2006, FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Company in the annual reporting for the year ending May 31, 2009. At this time, management is evaluating the implications of FIN 48 and impact on financial statements issued in subsequent periods.

Reclassification: For comparability, certain 2007 amounts have been reclassified to conform with reclassifications adopted in 2008. The reclassifications had no impact on the results of operations or cash flows previously reported.

Note 2. Related Party Transactions

The Company is wholly owned by VK, who charges the Company a monthly administrative fee for administrative duties performed by VK on the Company's behalf.

The Company also reimburses VK monthly for salaries and wages it pays on the Company's behalf.

In addition, the Company pays commission fees to an entity related through common ownership.

At May 31, 2008 and 2007, respectively, the Company had accounts payable of $94 and $225,210 due to VK for the above reimbursements and fees.

As of May 31, 2007, the Company had advanced $618,687 to an entity that is related to Virchow Krause Capital, LLC through common ownership. The amount represents funds advanced to refinance a portion of debt owed by a related party. The advance was repaid in September, 2007. In addition, $60,000 received from a client in advance in December, 2006 was deposited on account in VK that was for work performed and invoiced by Virchow Krause Capital, LLC between December, 2006 and May, 2007. The amount deposited to VK was transferred to Virchow Krause Capital, LLC in July, 2007. Both amounts are included in accounts receivable from related party at May 31, 2007.

Note 3. Investments in Qualified Community Development Entities

Virchow Krause Capital, LLC formed three Investment Funds (VAF Investment Funds IV-VI) to raise funds for investment in qualified Community Development Entities. As of May 31, 2007, Virchow Krause Capital, LLC made the following investments:

VAF Investment Fund IV	$	100
VAF Investment Fund V		100
VAF Investment Fund VI		100
	$	300

Each of the Investment Funds was formed by Virchow Krause Capital, LLC and one external investor. Investment Manager I, another wholly owned subsidiary of Virchow Krause & Company, LLP is the general manager of each Investment Fund.

In each instance, the Company has determined that a party other than Virchow Krause Capital, LLC is the primary beneficiary under Financial Interpretation 46R of the FASB and the Company is not required to consolidate the above entities. The external investor has the ability to unwind the agreement.

The Company received payment representing its investment in October, 2007 and no longer has ownership in the Investment Funds as of May 31, 2008.

Note 4. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be maid against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5. Concentration of Revenue

Three customers accounted for approximately 71 percent of total revenue for the year ended May 31, 2008. One customer accounted for approximately 54 percent of total revenue for the year ended May 31, 2007.

Note 6. Net Capital Requirements

The Parent is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Parent's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2008, the Parent had net capital of $1,934,512 which was $1,930,150 in excess of its required net capital of $5,000. At May 31, 2008, the Parent's ratio of aggregate indebtedness to net capital was 0.03 to 1.00.

Note 7. Subsequent Event

On July 2, 2008, the Company made a distribution of $490,000 to its owner, Virchow, Krause & Company, LLP.

END